82-34734

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
[TEL]EPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
: http://www.peterhambro.com Email: corporate@peterhambro.com


05007673

[P]reliminary results for the year ended 31 December 2004

Peter Hambro Mining PLC announces its preliminary results for the year ended 31 December 2004.

Financial Highlights:

US$ '000	**2004**	**2003**	***change***
Turnover (inc. share of Joint Ventures)	85,502	54,260	*+58%*
Operating Profit	22,703	13,795	*+65%*
Retained Profit for the Year	15,318	10,383	*+48%*
Earnings per ordinary share (US$)	0.22	0.18	*+22%*
Shareholders' Funds	200,134	115,633	*+73%*
Net Cash pre leasing/sales&lease back	21.7	(16.5)	-

Operating Highlights	**2004**	**2003**	***change***
Attributable Gold Production	209,000 oz	148,789 oz	*+40%*
GIS Cash Operating Costs (US$/oz)	106.9	104.5	*+2%*
GIS Total Cash Costs (US$/oz)	134.7	131.6	*+2%*

----------------------------o0o----------------------------

Peter Hambro, Executive Chairman, said: -

"A 58% increase in turnover together with a 65% increase in operating profit is a remarkable result for the year; and thanks and congratulations are due to all members of the team responsible for such success.

The result was achieved by increasing production from the resin-in-pulp plant – up by 25% to 132.7 thousand ounces of gold - and by controlling Gold Institute Standard operating costs - up only 2% to $106.9 per ounce of gold. Savings from economies of scale, together with new equipment, improved blasting techniques and optimisation of mining operations outweighed increases in input costs.

The Group's engineering and construction team again excelled themselves by implementing the 50% increase in processing capacity of the resin-in-pulp plant to 1.5 million tonnes per annum; on time and on budget and without disrupting production of the existing facility. The increased capacity came on stream in October 2004, at a capital cost of *c.*US$4 million, and its full effect on production should have an impact in 2005.


SEC MAIL
RECEIVED
PROCESSING
APR 21 2005



It is planned that a further increase in production capacity will be implemented during 2005, with an expected similar capital cost and that this will take the annual through-put of the plant to 2.2 million tonnes per year, starting in 2006.

It should be noted that the excellent results were achieved from only 38% of the planned 100,000 tonne high-grade sample from Pioneer. The trial mining test was successful and we discovered that the ore was amenable to gravity separation. The 37,700 tonnes of ore delivered to the mill had an average grade of 8.36 g/t, a significant proportion of which was contained in visible particles. These are heavier than those normally treated in the plant. The extra weight reduced recovery to 67% as the material was temporarily trapped in the mill liners and spiral classifier bed. However the resulting increase in gold-in-circuit was largely recovered in January and February 2005.

Pokrovskiy Rudnik management are considering the possible inclusion of a gravity separation circuit in the plans for the production increase at the plant.

The joint ventures have performed well and for 2004 the Group's share of the results of the Omchak joint venture with Susumanzoloto increased to 65%. The Rudnoye joint venture contributed production for the first time. It is still early days for the Chagoyansk collaboration with Rio Tinto but aeromagnetic surveying and reinterpretation of recently acquired historic geochemical and other data indicate the possibility of a 10 million ounce deposit.

The Group's forecast, which has always been successfully met in the past, of attributable gold production for 2005 is 271,000 ounces.

The Group's laboratory capacity was insufficient to handle assaying both samples emanating from increased material moved and the wealth of exploration samples, and consequently production grade-control was prioritised. The 75,000 back-log of samples this caused has delayed drill result input into the reserve and resource calculation process. Happily this backlog is now reduced to 10,000 as the Group's new laboratory facilities – some of the largest in Russia - are now on stream.

Because of the backlog, publication of the full reserve and resource statement for Pokrovskiy and Pioneer is planned for mid-summer and it is expected that this will include Micromine-based JORC Code numbers for Pioneer for the first time. In spite of the delay, it is still pleasing to note that exploration results to hand show an increase in C category reserves of 32% to 7.4 million ounces and overall reserves and resources by 43% to 78 million ounces. However it should be noted that much of this increase comes from acquisitions made during the year.

Consolidated Profit and Loss Account for the year ended 31 December 2004
(expressed in US $'000s)

	2004 $'000	2003 $'000
Turnover: group and share of joint ventures	**85,502**	**54,260**
Less: share of joint ventures' turnover	(23,394)	(10,605)
Group turnover	**62,108**	**43,655**
Net operating expenses	(39,405)	(29,860)
Operating profit	**22,703**	**13,795**
Profit on disposals of discontinued operations	-	930
Share of operating profit in joint ventures	4,829	3,690
Amortisation of goodwill in joint ventures	(954)	(391)
Profit on ordinary activities before interest and other income	**26,578**	**18,024**
Interest payable and similar charges	(3,661)	(2,536)
Other income	1,387	769
Profit on ordinary activities before taxation		
Group	20,916	13,082
Joint ventures	3,388	3,175
	24,304	**16,257**
Taxation on profit on ordinary activities	(8,253)	(5,270)
Profit on ordinary activities after taxation		
Group	13,801	8,738
Joint ventures	2,250	2,249
	16,051	**10,987**
Minority interests		
Group	(326)	(193)
Joint ventures	(407)	(411)
Profit retained for the year	**15,318**	**10,383**
Earnings per ordinary share	$0.22	$0.18
Diluted earnings per ordinary share	$0.21	$0.17

PETER HAMBRO MINING PLC

Consolidated Balance Sheet as at 31 December 2004

(expressed in US $'000s)

	2004 $'000	2003 $'000
Fixed Assets		
Intangible assets		
Goodwill	(2,776)	-
Other intangible assets	80,653	71,173
Capitalised exploration and development expenditure	10,251	2,159
Advanced stripping	1,597	-
Tangible assets		
Property, plant and equipment	60,579	39,163
Investments	1,399	2
Investments in joint ventures:		
Goodwill	2,821	2,969
Share of gross assets	21,366	14,445
Share of gross liabilities	(10,188)	(8,135)
Loans	3,400	2,614
	169,102	**124,390**
Current Assets		
Stock and work in progress	15,697	11,355
Debtors	17,818	13,621
Cash at bank and in hand	25,854	14,827
	59,369	**39,803**
Creditors, amounts falling due within one year	(15,641)	(42,144)
Net Current Assets/(Liabilities)	**43,728**	**(2,341)**
Total Assets less Current Liabilities	**212,830**	**122,049**
Creditors, amounts falling due after one year		
Due to former shareholders of subsidiary	(3,486)	(3,284)
Long-term borrowings	(4,655)	-
Finance lease liabilities falling due after one year	(243)	(895)
	(8,384)	**(4,179)**
Provision for liabilities and charges	(2,182)	(1,504)
Net Assets	**202,264**	**116,366**
Capital and Reserves		
Share capital – ordinary shares	1,193	1,010
Share premium	154,252	85,252
Merger reserve	8,755	8,755
Contingent reserve on acquisition	6,304	6,304
Share incentive reserve	40	40
Profit and loss account	29,590	14,272
Equity shareholders' funds	**200,134**	**115,633**
Minority interests	2,130	733
	202,264	**116,366**

PETER HAMBRO MINING PLC

Consolidated Statement of Cash Flow for the year ended 31 December 2004
(expressed in US $'000s)

	2004 $'000	2003 $'000
Net cash inflow from operating activities	20,532	11,785
Returns on investments and servicing of finance		
Interest received	892	463
Interest paid	(2,965)	(3,721)
Interest element of finance leases	(1,111)	(301)
Dividends paid to minority shareholders	(113)	(140)
Net cash outflow from returns on investments and servicing of finance	(3,297)	(3,699)
Taxation Paid	(4,223)	(3,264)
Capital Expenditure and Financial Investment		
Purchase of tangible assets	(20,393)	(8,539)
Expenditure on research and development	(9,181)	(2,144)
Investments acquired	-	(3,736)
Proceeds on sales of investments	2	4,562
Proceeds on disposal of tangible assets	25	-
Loans issued	(1,894)	(3,804)
Loans issued to joint venture undertakings	(480)	(340)
Net cash outflow on capital expenditure and financial investment	(31,921)	(14,001)
Acquisitions and Disposals		
Purchase of subsidiary undertakings	(11,785)	(6,002)
Cash acquired with subsidiaries	103	179
Proceeds from sales of subsidiary undertakings	2,112	(22)
Investments in joint ventures	(3,817)	(3,623)
Net cash outflow on acquisitions and disposals	(13,387)	(9,468)
Cash outflow before Financing	(32,296)	(18,647)
Financing Activities		
Capital element of finance leases	(6,114)	(1,099)
Receipts from borrowings	56,376	59,254
Repayments of amounts borrowed	(76,124)	(51,728)
Net receipts from issuing shares	69,185	25,659
Net cash inflow from financing activities	43,323	32,086
Increase in cash at bank and in hand	11,027	13,439

PETER HAMBRO MINING PLC

Analysis of consolidated Net Cash as at 31 December 2004

	At 1 Jan. 04 $'000	Cash Flow $'000	Other non-cash changes $'000	Exchange movement $'000	At 31 Dec. 04 $'000
Cash in hand and at the bank	14,827	11,027	-	-	25,854
Debt due within one year	(31,295)	27,298	-	(141)	(4,138)
Net Cash pre leasing / sales & lease back	**(16,468)**	**38,325**	**-**	**(141)**	**21,716**
Finance leases / sales & lease back	**(2,007)**	**(1,436)**	**(5,002)**	**-**	**(8,445)**
Net Cash inc. leasing	**(18,475)**	**36,889**	**(5,002)**	**(141)**	**13,271**

Post Balance Sheet Items

The Group has entered into the following transactions which have a material affect on the Group's assets:

- As foreseen in the December 2004 announcement, in April 2005 PHM succeeded in meeting the stringent requirements of the World Bank environmental and social guidelines sufficiently such that the IFC invested US$15 million by subscribing for 1,448,545 of new PHM shares and has been granted an option to subscribe an additional US$15 million at a 25% premium. The recently subscribed funds have significantly increased PHM's net cash balance.
- The Group announced in February 2005 that it had been successful in the auction of the licence over the Malomir gold property. PHM paid RuR22m (*c.*US$0.79m) for the licence. Further to the acquisition cost of the licence, the Group's exploration budget has been amended as work and funds are directed towards developing Malomir as it is a key development target for the Group.

Operating Highlights

- Attributable gold production during 2004 increased by 40% to *c*.209,000 ounces
- Successful completion of 50% expansion of Pokrovskiy plant capacity. This lead to a decision to undertake a further interim expansion to increase capacity to 2.2 million tonnes a year to be commissioned in the second half of 2006 at a cost of *c*.US$4m
- Almost constant cost per ounce profile in an environment of increasing input costs
- Generation of JORC standard reserves and resources of Pokrovskiy pit shell demonstrating reliability of Russian system of classification
- Doubling of attributable production from Omchak Joint Venture

Production

Attributable total gold production for 2004 increased by 40% to *c*.209,000 ounces (2003 production: *c*.149,000 ounces). The increase represents a 3% improvement on the Group's forecast for the year, released in April 2004.

Ore processing at Pokrovskiy produced *c*.154,000 ounces, a 27% increase over 2003 levels. This was facilitated by:

- Pokrovskiy's new milling circuit, which enlarges the through-put capacity by 50% to 1.5 million tonnes per annum, was commissioned as planned in October 2004.
- New mining equipment (including ten Belaz 45 tonnes capacity dump trucks and two Komatsu-Demag hydraulic excavators with shovel capacities of 10 and 5.7 cubic metres respectively) allowed the mining operations to fulfil the demands of the expanded plant and a general optimisation of mining operations.
- Implementation of a double-stacking technology in heap leach operations increased the recovery rates in this process from 45% in 2003 to up to 60% in 2004.
- Use of a Micromine computer geological model for operational planning of mining works, which increased efficiency of the deposit development.

The Group has a 2009 production target of 1 million ounces. The Group's attributable 2005 production target is 271,000 ounces with Pokrovskiy increasing production by 15% to contribute 176,800 ounces to the total. It is intended to provide further details on this forecast in the Group's Annual Report & Accounts.

The successful commissioning of Pokrovskiy's planned 50% increase in milling capacity to 1.5 million tonnes per year took place in October 2004 at a cost of *c*.US$4 million. As an interim step towards the delivery of PHM's 2009 target of one million ounces per annum production, the Group has decided to construct a further production line at the Pokrovskiy RIP plant. This construction has an estimated cost of *c*.US$4m and would take total Pokrovskiy milling capacity to 2.2 million tonnes per year during the second half of 2006. The existing mill building was designed with further expansions in mind - the key foundations have already been put in place and there is ample space for the equipment. The Group is considering the merits of including a gravity separation circuit at the head of this production line in order that further high grade Pioneer ore can be treated effectively at Pokrovskiy.

PHM Mining Schedule			
	Units	**2004**	**2003**
Pokrovskiy deposit			
Total material moved	*'000 m3*	4,540	3,831
Including advanced stripping	*'000 m3*	1,028	-
Ore mined	*'000 tonnes*	1,045	1,053
Grade	*g/t*	3.4	3.5
Gold	*'000 oz*	113.7	116.9
Including rich ore	*'000 tonnes*	608	656
Grade	*g/t*	4.5	4.5
Gold	*'000 oz*	88.5	95.4
Pioneer deposit			
Total material moved	*'000 m3*	228	-
Ore mined	*'000 m3*	43	-
Grade	*g/t*	7.6	-
Gold	*'000 oz*	10.4	-

Pioneer Bulk Sample

The trial mining of ore from the Pioneer deposit, using the Pokrovskiy mill, was carried out successfully. The results have allowed the Group to develop the pre-feasibility study on the Pioneer deposit.

The study showed there was significant content of visible, large gold particles in the ore and, during processing at the Pokrovskiy mill, these were found to accumulate and remain in the milling process rather than flow with the invisible particles to the leach tanks. This anomaly made the gold recovery slower than expected during the period. Accordingly the gold in the process circuit, for which PHM does not take an accounting credit, was unusually high at the year end. This gold in circuit increased gold production during the first quarter of 2005 accordingly.

The key findings of the study are as follows:

- Pioneer ore is susceptible to milling and processing in a similar manner to that used at Pokrovskiy
- The coarser grained fraction is amenable to gravity separation, a well proven and low cost method of extracting gold from ore which should allow an overall recovery process with a similar rate to that at Pokrovskiy.
- The initial results from processing led the Group to curtail the size of the bulk sample from 100,000 tonnes. The potential addition of a gravity circuit in the interim expansion planned at the Pokrovskiy mill would allow processing of the Pioneer high grade orebody.

PHM Processing Schedule	Units	2004	2003
Resin In Pulp plant			
Ore from Pokrovskiy pit	*'000 tonnes*	673	661
Grade	*g/t*	4.2	4.4
Gold	*000 oz*	90.6	93.1
Ore from stockpiles	*'000 tonnes*	454	202
Grade	*g/t*	3.1	3.6
Gold	*'000 oz*	45.5	23.4
Pioneer (bulk sample)	*'000 tonnes*	38	-
Grade	*g/t*	8.4	-
Gold	*'000 oz*	10.1	-
Total milled	*'000 tonnes*	1,165	863
Grade	*g/t*	3.9	4.2
Gold	*'000 oz*	146.2	116.6
Recovery	*%*	90.7	90.9
Gold recovered	*'000 oz*	132.7	106.0
Heap leach			
Ore stacked	*'000 tonnes*	620	503
Grade	*g/t*	1.8	2.1
Gold	*'000 oz*	35.3	34.1
Recovery	*%*	60.0	44.8
Gold recovered	*'000 oz*	21.3	15.3
TOTAL			
Total gold recovered	*'000 oz*	153.9	121.2

Pokrovskiy Rudnik - Operating Cost Analysis			
	2nd half 2004 US$/oz	**2004** US$/oz	**2003** US$/oz
Per Russian Operating Costs Reporting			
Pokrovskiy Operating Cost	n/a	135.8	136.0
Per Gold Institute Standard for Reporting Production Costs			
Direct mining expenses *	55.8	73.0	80.3
Third-party smelting, refining and transportation	6.2	6.1	3.7
By-product credits	(0.2)	(0.2)	(0.3)
Other	30.4	28.0	20.8
Cash Operating Costs	**92.2**	**106.9**	**104.5**
Royalties	22.3	22.7	22.1
Production taxes	3.9	5.1	5.0
Total Cash Costs	**118.4**	**134.7**	**131.6**
Non-cash movement in stock	15.2	12.4	7.6
Depreciation/Amortisation	36.3	37.2	35.8
Total Production Costs	**169.9**	**184.3**	**175.0**

* includes processing costs

Operating costs per ounce have remained relatively constant when compared to the 10% increase of input costs. This was achieved thanks to the increased production rate at the RIP plant, together with constant production support costs and mining optimisation that allowed a reduction of 10% in direct mining expenses.

An increase in fixed costs, which is reflected in the "Other" line of the above table, is primarily a result of the additional insurance costs for the heavy mine equipment (excavators, pit haulers and bulldozers) and the third milling circuit at the RIP plant. Other portions of increased costs relate to the increased number of employees and associated items that are currently included within the Pokrovskiy mine cost base but are more related to exploration and development at the Company's other assets. The Company's aim is to separate these costs by asset during 2005.

Omchak JV Production Report				
Nelbazoloto-Shkolnoye Deposit *				
		2004	**2003**	**2002**
Ore mined	'000 tonnes	50.9	42.5	40.5
Ore processed	'000 tonnes	65.0	56.6	35.6
Ounces produced	'000 oz	27.4	36.6	20.3
Berelekh *				
		2004	**2003**	**2002**
Waste Rock stripped	m^3 '000	9,310.5	9,547.0	9,675.0
Sands processed	m^3 '000	3,764.2	3,589.0	3,733.0
Ounces produced	Oz '000	61.5	59.9	62.4
Total	Oz '000	88.9	96.5	82.7
Attributable to Peter Hambro Mining		**57.0**	**28.1**	**n/a**

** Production figures are for 100% of each asset . PHM's share is set out below.*

The Omchak joint venture assets, located in the Magadan Region produced *c.*88,900 ounces of which PHM's attributable share was *c.*57,000 ounces. PHM's interest in Omchak increased from 50% to 65% with effect from April 2004, in accordance with the terms of joint venture agreement.

Exploration & Development

PHM Group Reserves & Resources Summary
As at 1-1-05

	Category	Ore '000 t	Gold Content kg	oz'000
Reserves	*B+C1+C2*	512	6,857	220
	C1+C2	81,434	170,800	5,491
	C2	24,164	51,422	1,653
	TOTAL	**106,110**	**229,079**	**7,365**
Resources	*P1*	75,204	181,038	5,821
	P1+P2	298,762	502,478	16,155
	P1+P2+P3	205,109	599,600	19,278
	P2	110,650	391,500	12,587
	P2+P3	148,060	367,265	11,808
	P3	56,750	152,500	4,903
	TOTAL	**894,535**	**2,194,381**	**70,551**
Reserves & Resources	***TOTAL***	**1,000,645**	**2,423,460**	**77,916**

The 2004 exploration programme included the mobilisation of 10 drill rigs, generating a total of over 53,000 metres of core samples along with 133,000 cubic metres of trench samples.

As a result of the considerable backlog of assaying created prior to the expansion of the Group's analytical facilities, the update of reserves and resources at Pokrovskiy and Pioneer to Russian and JORC standards are now only expected to be available in July 2005.

Exploration assets

The Group has reclassified its exploration portfolio into three regions:

- Pokrovskiy/Pioneer;
- Amur North East Belt; and
- Yamalzoloto.

Pokrovskiy/Pioneer

Planning of exploration activities centred on supporting the Group's ambition to develop these two sites into one operatiing unit capable of producing 1 million ounces per annum from 2009. The scope of exploration works during 2004 was focused on collecting sufficient information to enable PHM to make production decisions in the second half of 2005.

Pokrovskiy

At the Pokrovskiy main orebody a total of 74 drillholes (5,718m) were drilled on close spacing, leading to an increase in reserves of 45,000 ounces.

The JORC reconciliation of reserves at Pokrovskiy pit-shell (published December 2004) was undertaken as part of the implementation of a Micromine model for the deposit. Under the JORC system there is a 34% increase in the quantity of gold in the mineable reserve when compared to Russian standards and the ore tonnage more than doubles. This comparison clearly demonstrates that the Russian reserve evaluation, used by PHM is conservative.

Work at the areas referred to as "Pokrovskiy flanks" was hindered due to the marshy condition of the terrain but considerable amounts of data was still obtained. A total of 9,873m was drilled and a further 1,200m^3 trenched, in an effort to define better the previously estimated 7.6 million ounces of gold resource of P Category. Four main areas have been identified - Zeyskoye, Glavnoye, Nadvigovy and Verkhne-Sergeevskiy. An extensive drill programme is still active but the data is still not sufficiently advanced to support the declaration of an enhanced resource in these areas at this time.

Pioneer

At Pioneer, during late 2004 the Group commenced trial mining in the vicinity of the Bakhmut / Apophysis No 1 area of Pioneer, which had previously been identified as a high grade area. Much of the exploration effort at Pioneer was therefore in support of this trial mining. A total of 11,142m of drilling was carried out on Pioneer with 66,000m3 of trenching, yielding 17,091 samples.

Further examination of the Bakhmut / Apophysis No 1 area has led to the delineation of a further 2 sub-parallel offshoots. Apophysis No 1 is now believed to approximate a "tadpole" shape structure in plan, approximately 50-55m long (cut-off grade 1g/t on a 280m long structure), 80% of which would be termed the "body", to a depth of 240m. Grades in the 42m wide "body" reach as high as 513g/t with an average of 9.3g/t, while the "tail" grades up to 140g/t with an average of 4.5g/t. However, analysis of larger scale samples shows that the assay technique used underestimates the gold content, with the actual recovered gold in the larger tests being 80% greater than that estimated from the present sampling method. It is thus planned to re-sample representative areas to re-determine grade.

During 2004 PHM the Group's laboratory capacity was enhanced in order to match the quantity of exploration samples. The laboratory expansions were completed only in January 2005 and there is still a large backlog of exploration sample analysis.

Amur North East Belt – Tokur/Malomir/ Voroshilovskoye

This group of deposits is located on the Mongolo-Ochotsky geological belt with a distance of *c.*60 km between them. Likely synergies of developing these three projects together as a group lead the company to consider them as one operational unit.

Malomir

Further exploration works have been undertaken on the flanks of Malomir during 2004 which allowed further extension of the Diagonal or Malomirskoye orezones to the north-west by 2-4 km. In February 2005 Pokrovskiy Rudnik won an auction for the exploration and mining licence for the centre of Malomir deposit, thereby adding another 35 km^2 to the existing license for the flanks which covers 37 km^2.

Voroshilovskoye

Exploration works on the Voroshilovskoye deposit were focused on the area of the previous working. These include: -

- 9 trenches with an interval of 160-180 m (32,000 m^3)
- 34 drill holes (6,078m) on an area of 16 km^2 (40% of the licensed territory)

- Detailed geochemical and geophysical exploration works were undertaken.
- 7,707 samples were taken, of which 60% have been analysed to date.

Based on this work, a resource estimate of 2.5 million ounces in P2 and P3 categories was made.

Tokur

The Tokur deposit was explored by

- 32 drillholes (3,552m)
- 15 trenches (9,500m^3).
- Detailed geophysical and geochemical work was carried out on 30 km^2.
- 4,993 trenching and core samples and 6,000 small coring geochemical samples were taken of which 80% were analysed to date.

As a result of this work the Glavniy fault ore-zone was undertaken on two areas of 2.8 km and 1.0 km at intervals of 40-320m. The zone was not tested below a depth of 100m.. As a result of exploration works during the period, part of the P1 resource in the Glavniy fault was upgraded from category P1 to category C2.

Yamalzoloto

Novogodnee Manteau was acquired in April 2004. This project is located in the Yamal district, inside the Arctic Circle and some 2 hours flying time from Moscow.

Exploration expenditure on this project to date has been approximately US$ 4.5million, covering: -

- 16,000m of drill holes,
- 10,000 m3 of trenching and
- 13,000m of lithogeochemistry, as well as associated test work.

The results of this work (which include: the discovery of additional resources and new ore bodies in the licence area; potential move to open pit mining; and commercial quantities of other metals such as cobalt and iron ore) are encouraging.

The Group commissioned a report on Yamalzoloto from SRK, the UK based mining consultants, in January – due to the constant flow of new information from the extensive ongoing exploration work, the remit of the report has been expanded and work is ongoing.

Portfolio Assets – *selected highlights*

Chagoyansk

The Chagoyansk deposit is the subject of a collaboration with Rio Tinto. During 2004 the licensed area was surveyed by aero-geophysics at a scale 1:10,000. Several structures with

potential to be mineralised zones were identified from this study. Furthermore the assaying of historic drill samples and study of historic data has supported the company's belief in existence a substantial deposit. A drill and trench programme has been agreed for 2005 and is underway. Work to date has supported the establishment of a prognostic P2 resource at Chagoyansk.

Odolgo

Exploration works in 2004 focused on establishing reserves required for trial mining on this area. The central part of the ore-zone was explored in detail at intervals of 300m. Gold on this deposit is coarse with irregular distribution meaning that large-scale sampling is needed for analysis.

Annual Report & Accounts

The Group intends to publish and distribute the Company's Annual Report and Accounts for the year ended 31 December 2004 on 18th May 2005.

This report will contain a more detailed analysis of the work undertaken by the Group during the period, notes to the accounts and a breakdown, by deposit, of the Group's Reserves and Resources and production.

Conference Call

There will be a conference call on Monday April 18th 2005 at 11am (London time) and the dial in numbers are as follows:

UK Dial in:	0845 245 3471
International:	+44 (0) 1452 542 300

To replay the call after the event please dial.

UK Dial in:	0845 245 5205
International:	+44 (0) 1452 55 00 00
Replay Access:	5584700#

Enquiries:

Alya Samokhvalova — +44 20 7201 8900
Investor Relations, Peter Hambro Mining plc

Tom Randell / Maria Suleymanova — +44 20 7653 6620
Merlin Financial

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

Press Release – 5 April 2005

US$15 million IFC Equity Investment in Peter Hambro Mining

Peter Hambro Mining ("PHM") is pleased to announce that the International Finance Corporation ("IFC") is investing US$15m by subscribing for 1,448,545 new PHM shares and has been granted an option to apply for a matching amount of additional new shares. The proposed investment was announced in December 2004, subject to further due diligence and approval by the IFC's Board. Due diligence, including an environmental and social audit of PHM's operations to the satisfaction of World Bank Group requirements, has been completed and the IFC Board has approved the investment.

Investment

The new shares will rank *pari passu* with all existing ordinary shares and are being issued at a price of £5.50 (the "Investment Price"). The Investment Price was fixed at the time of the original agreement in December 2004 and was at a 3% premium to the closing price of the day previous to the signing of that agreement.

The option exercise price is at a 25% premium to the Investment Price (subject to an anti-dilution adjustment). Full exercise of the option would result in the issue of 1,448,545 additional new PHM shares. PHM will be able to require the IFC to exercise the option early if the PHM shares trade for 20 consecutive trading dates at a 60% premium to the option exercise price in the two years following the issue or at a 30% premium (on this basis) to this price after two years. Unless exercised earlier, the option will lapse on 4th April 2013. IFC has provided PHM with a commitment of funds and on receipt of funds will be issued the initial 1,448,545 shares. Application will be made for these shares to be admitted to trading on AIM shortly thereafter.

The IFC is the private sector arm of The World Bank Group. The IFC is a substantial provider of project and private sector finance across the developing world, with a significant involvement in Russia across all sectors, including gold mining.

Peter Hambro, Executive Chairman, said: -

"I am delighted that the IFC is investing in PHM. It is a significant endorsement of our corporate strategy and operational organisation. We have always had a stated objective to operate to World Bank Group policies and guidelines and it is satisfying to see this effort being acknowledged and rewarded.

We continue the development of both the Pokrovskiy and Pioneer projects and intend to report on their progress during the second quarter of 2005. We continue to talk with the IFC and a number of other project finance banks with regard to debt financing the development costs. I believe that IFC's investment is a great vote of confidence in the strength of the projects."





Christopher Goss, Principal Investment Officer, the International Finance Corporation, said: -

"We see this investment as the first step in what we hope will be a long term and broad relationship with PHM, as it now begins to develop its very interesting range of properties. We look forward to supporting it in its growth and development in the coming months and years into an important company in the gold industry and a path breaker in terms of combining the best of Russian and international operational methods to achieve their individual form of best practice, both in production and cost efficiency and in environmental management and social practices."

Enquiries:

Alya Samokhvalova — +44 (0) 20 7201 8900
Investor Relations, Peter Hambro Mining

Tom Randell / Maria Suleymanova — +44 (0) 20 7653 6620
Merlin

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

Press release

March 11, 2005

Dealings by substantial shareholder

On 11 March 2005 the Company was notified by Lansdowne Partners Limited that as a result of a sale of shares on 10 March 2005 it now holds 3,262,342 shares of the Company, representing 4.41% of the issued share capital.


PROCESSING
RECEIVED
APR 21 2005
209
SECTION



PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

Press release

March 7, 2005

Dealings by substantial shareholder

On 7 March 2005 the Company was notified by Threadneedle Asset Management Limited that Zurich Financial Services and its Group ceased to have a notifiable interest in the Company.


RECEIVED
PROCESSING
APR 21 2005
209
SECTION



PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

28th February 2005

ACQUISITION OF THE MALOMIR DEPOSIT

SUMMARY

The Peter Hambro Mining Group ("PHM" or the "Group") announces that it has been successful in the auction of the combined exploration and mining licence over the Malomir gold property in the North East of the Amur Region, Far East Russia, held in Blagoveshensk on 24th February 2005.

PHM paid RuR22m (*c.*US$0.79m) for the licence, which is estimated to contain open-pittable reserves of 45.1 tonnes (1.5 million oz) of category C2 reserves with an average grade of 2.4 g/t and 120 tonnes (3.9million oz) of resource category P1 with an average grade of 2.2 g/t. The deposit also contains silver, platinum and palladium.

The Group acquired the licence for two areas adjacent to Malomir in 2003. The exploration of the area was started during 2004 with geophysical and geochemical surveys over 20km^2. Exploration works were undertaken by the Russian geological exploration company "Urangeology" which will now continue exploration on the whole territory of the deposit.

DESCRIPTION OF MALOMIR DEPOSIT

Malomir is located in one of the oldest and richest gold producing areas of the Amur Region. The deposit is located in the same gold belt as PHM's other North East assets Tokur and Voroshilovskoye, known as the Verkhneselemdginsky region and is part of the Mongolia-Okhotsk thrust system. The deposit is located 35km from the nearest town of Stoyba which is connected with the Baikal Amur Railway by 85km of road.

The deposit was discovered in 1966 and has subsequently had detailed state operated exploration. Exploration was undertaken primarily by two State agencies Dalgeology and Amurgeology using geophysiscs, aerial geophysics, geochemistry and detailed geological mapping (to a scale of 1:10,000). Exploration work includes 150,000m^3 of trenching on intervals of 80-640m and 52 drill holes totalling 12,700m to a maximum depth of 350m. V.A. Buryak, the prominent Russian geologist, in a State commissioned report, reported that Malomir is of a large gold-platinum black shale mineralisation type. Approximately 94% of Malomir's current reserves and resources occur in the area which has benefited from the largest amount of work, the 'Diagonal Zone' imbrecate thrust-belt. The 'Diagonal Zone' at present remains open in all directions.

Evaluation of the 'Diagonal Zone' at a cutoff grade of 1 g/t generates a C2 reserve of 45.1 tonnes (1.45 million oz) with an average grade of 2.4g/t (NTS Amurgeolkom January 1994). Further preliminary work on the zone show P1 resources of 120 tonnes (3.9 million oz) at an



average grade of 2.2g/t. A high grade core to the orebody is delineated by increasing the cutoff grade to 3g/t, generating a C1-P1 resource of 33 tonnes (1.1 million ounces) at a grade of 4.9g/t. The reserve and resource estimates do not include the flanks of the orezone which continue, per geochemical and geophysical data, for a further 4km as well as further high grade mineralisation, per nearby drill results of 7-15g/t.

Bulk sampling and assay analysis have been undertaken to assess the amenability of the deposit to traditional open pit mining and processing. Gold is contained mainly in quartz (80-85%) and the balance in in arsenopyrites and pyrites. Bulk sampling analysis gives a gold recovery ranging from 70-95%, depending on the level of oxidisation of the ore and the use of gravitation-flotation circuit on the primary non-oxidised ore.

Malomir ore also contains a number of different elements, the economics of extraction of which are presently being analysed and whose potential credit has not been taken into account for the above reserve and resource estimates. Elements contained: Silver 1.00g/t; Platinum up to 10.0g/t; and Palladium up to 7.1g/t.

PHM intends to undertake a comprehensive exploration programme of the deposit over the next 18 months with a feasibility study commencing during early 2006. Urangeology is currently carrying out trenching work on the flanks of the deposit and intends to mobilise drill rigs by June 1st 2005 to begin confirmation and exploration drilling at Malomir. As part of the exploration work PHM intends to commission a programme of at least 50,000m of drilling.

Peter Hambro, Chairman of Peter Hambro Mining plc, commented:

"Malomir has always been at the very top of our wish-list for the Amur Region – particularly given its geological similarities to several well-known deposits. For that reason we acquired exploration areas surrounding it last year, prior to this auction.

Now that we have the whole deposit, we have completed our acquisition strategy for the Amur North East belt. The addition of 1.45 million ounces of C2 reserves to our Group total is beneficial, especially since the Malomir deposit is at a relatively advanced exploration stage and relatively well served by transport facilities."

Enquiries:

Jay Hambro	Peter Hambro Mining PLC +44 (0) 20 7201 8900
Tom Randell	Merlin Financial +44 (0) 20 7653 6620

Further details regarding the location of the assets can be found on the Group's website at: www.peterhambro.com

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

25th February 2005

COLLABORATION WITH POLUS AT BAMSKOYE

Peter Hambro Mining Plc notes the announcement by ZAO Polus, the gold mining arm of OJSC MMC Norilsk Nickel, of its success in the auction of the Bamskoye gold deposit in the Amur Region of Russia's Far East and its intention to collaborate with Peter Hambro Mining Plc in the exploration and development of the deposit.

Peter Hambro Mining Group welcomes the opportunity of working with Polus at Bamskoye and the arrival of Russia's largest gold producer in the Amur Region where it is the largest producer.

Peter Hambro, Chairman of Peter Hambro Mining Plc, commented:
"I am delighted that our friends from Polus have recognised the gold mining opportunities within the Amur Region and look forward to working with them at Bamskoye."

Enquiries:

Alya Samokhvalova — Peter Hambro Mining Plc
+44 (0) 20 7201 8900

Tom Randell — Merlin
+44 (0) 20 7653 6620

Further details regarding the location of the assets can be found on the Group's website at: www.peterhambro.com


PROCESSING
RECEIVED
APR 21 2005
SECTION

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

Press release

February 24, 2005

Dealings by substantial shareholder

On 24 February 2005 the Company was notified by Threadneedle Asset Management Limited that it holds 2,948,815 Ordinary Shares in the Company on behalf of Zurich Financial Services and its Group. This holding is held through Littledown Nominees Limited and represents 3.98 per cent of the total issued share capital of the Company.

